EXHIBIT 99.3

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated financial information is derived from the historical consolidated financial statements of Resource Apartment REIT III, Inc. (the “Company”) and has been adjusted to reflect the following transaction:

•
    On July 31, 2017, the Company purchased Bay Club (the "Property"), a multifamily community located in Jacksonville, Florida from unaffiliated sellers. The Property was purchased for $28.3 million, excluding closing costs. The Company funded the purchase with a combination of offering proceeds and proceeds from a seven-year, $21.5 million secured mortgage loan with CBRE Capital Markets, Inc., an unaffiliated lender, secured by the property (the "Bay Club Mortgage Loan"). The Bay Club Mortgage Loan matures on July 31, 2024. The Bay Club Mortgage Loan bears interest at a rate of LIBOR plus1.87%, with a maximum interest rate of 5.75%. Monthly payments are interest only for the first 24 months. Beginning on August 1, 2019, the Company will pay both principal and interest based on 30 year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. The Company may prepay the Bay Club Mortgage Loan in full at any time (1) after July 31, 2019 and until April 30, 2024 upon payment of a prepayment premium equal to 1% of the principal amount prepaid; and (2) after April 30, 2024 with no prepayment premium. The non-recourse carveouts under the loan documents for the Bay Club Mortgage Loan are guaranteed by the Company.

The consolidated balance sheet as of September 30, 2017 filed on Form 10-Q gives full effect to this transaction. As a result, no pro forma adjustments are required.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2016, filed on Form 8-K with the Securities and Exchange Commission on October 13, 2017, gives effect to the transaction as if it had occurred on January 1, 2016. As a result, no additional pro forma adjustments are required.
The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2017 gives effect to the transaction as if it had occurred on January 1, 2016.

RESOURCE APARTMENT REIT III, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Nine Months Ended September 30, 2017	(1)	Pro Forma Adjustments		For the Nine Months Ended September 30, 2017
					(Pro Forma)

Revenues:
Rental income	$645,585		$1,747,185	(2)	$2,392,770
Total revenues	645,585		1,747,185		2,392,770

Expenses:
Rental operating	277,163		664,458	(2)	941,621
Acquisition costs	906,644		(906,644)	(3)	—
Property management fees	7,538		—		7,538
Management fees - related parties	96,395		254,672	(4)	351,067
General and administrative	883,360		—		883,360
Loss on disposal of assets	185,114		(185,114)	(7)	—
Depreciation and amortization expense	394,050		577,444	(5)	971,494
Total expenses	2,750,264		404,816		3,155,080
Loss before other income (expense)	(2,104,679)		1,342,369		(762,310)

Other income (expense):
Other income	1,500		—		1,500
Interest income	9,386		—		9,386
Interest expense	(157,987)		(419,199)	(6)	(577,186)
Net (loss) income	$(2,251,780)		$923,170		$(1,328,610)

Other comprehensive (loss):
Designated derivatives, fair value adjustments	(9,396)		—		(9,396)
Total other comprehensive loss	(9,396)		—		(9,396)
Comprehensive (loss) income	$(2,261,176)		$923,170		$(1,338,006)

Class A common stock:
Net loss attributable to Class A common stockholders	$(952,550)	$—	$(507,042)
Net loss per Class A share, basic and diluted	$(1.76)	$—	$(0.94)
Weighted average Class A common shares outstanding, basic and diluted	540,022	—	540,022

Class T common stock:
Net loss attributable to Class T common stockholders	$(1,214,317)	$—	$(646,939)
Net loss per Class T share, basic and diluted	$(1.78)	$—	$(0.95)
Weighted average Class T common shares outstanding, basic and diluted	682,945	—	682,946

Class R common stock:
Net loss attributable to Class R common stockholders	$(77,304)	$—	$(158,983)
Net loss per Class R share, basic and diluted	$(1.37)	$—	$(0.95)
Weighted average Class R common shares outstanding, basic and diluted	56,594	—	167,935

Class I common stock:
Net loss attributable to Class I common stockholders	$(7,609)	$—	$(15,646)
Net loss per Class I share, basic and diluted	$(1.37)	$—	$(0.95)
Weighted average Class I common shares outstanding, basic and diluted	5,570	—	16,527

(1)    Represents financial information on the consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2017.

(2)
Represents the historical operations of Bay Club under the previous owners as reported on the statements of revenues and certain operating expenses for the seven months ended July 31, 2017 for the acquisition made during the three months ended September 30, 2017

(3)	Acquisition expenses are non-recurring and have been excluded.

(4)
Represents the asset management fee associated with the acquisition. The asset is managed by Resource REIT Advisor, LLC, a related party of the Company. The asset management fee is one-half of 1% of the asset's cost for the seven months ended July 31, 2017. Also, this represents the property management fee associated with the acquisition. The property is managed by Resource Apartment Manager III, LLC, a related party of the Company. The property management fee is 4.5% of gross receipts for the seven months ended July 31, 2017.

(5)
Represents the additional depreciation expense on buildings and improvements for the seven months ended July 31, 2017, incurred as a result of the acquisition. Building is depreciated over the property's estimated useful life of 27.5 years. Building improvements and furniture, fixtures, and equipment are depreciated over their estimated useful lives, which range from three to 27.5 years.

(6)
Represents the interest expense and amortization of the deferred debt financing fees associated with the seven-year $21.5 million Bay Club Mortgage Loan. The adjustment assumes the mortgage loan was obtained January 1,2016. The Bay Club Mortgage Loan bears interest at a floating rate of 187 basis points over one-month LIBOR, maturing August 1, 2024. The LIBOR rate used for the pro forma adjustment is 1.2317%. If LIBOR rates were to increase or decrease by 1/8%, the interest expense would increase or decrease by approximately $15,700 for the seven months ended July 31, 2017.

(7)
Represents the cost recognized at acquisition for personal property which will be immediately disposed, as part of the Company's investment strategy; such costs are non-recurring and have been excluded.